Mercedes-Benz Auto Lease Trust 2021-A
Investor Report
Collection Period Ended   30-Jun-2023

Amounts in USD

Dates

Collection Period No.	30			
Collection Period (from... to)	1-Jun-2023	30-Jun-2023		
Determination Date	13-Jul-2023			
Record Date	14-Jul-2023			
Payment Date	17-Jul-2023			
Interest Period of the Class A-1 Notes (from... to)	15-Jun-2023	17-Jul-2023	Actual/360 Days	32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 7/15/2023	15-Jun-2023	15-Jul-2023	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	245,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	490,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	428,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	110,860,000.00	65,374,411.23	10,458,592.74	54,915,818.49	495.361884	0.094341
Total Note Balance	**1,273,860,000.00**	**65,374,411.23**	**10,458,592.74**	**54,915,818.49**		
Overcollateralization	216,039,733.86	234,659,208.08	234,659,208.08			
Total Securitization Value	**1,489,899,733.86**	**300,033,619.31**	**245,117,800.82**			
present value of lease payments	611,000,074.64	38,380,829.13	31,248,564.92			
present value of Base Residual Value	878,899,659.22	261,652,790.18	213,869,235.90			

	Amount	Percentage
Initial Overcollateralization Amount	216,039,733.86	14.50%
Target Overcollateralization Amount	234,659,208.08	15.75%
Current Overcollateralization Amount	234,659,208.08	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.146940%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.250000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.320000%	17,433.18	0.157254	54,933,251.67	495.519138
Total		**17,433.18**		**$54,933,251.67**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,415,404,747.17	225,538,632.62	170,622,814.13

Available 2021-A Collections	
Lease Payments Received	6,522,761.09
Net Sales Proceeds-early terminations (incl Defaulted Leases)	19,902,203.12
Net Sales Proceeds-scheduled terminations	40,059,268.43
Excess wear and tear included in Net Sales Proceeds	4,887.02
Excess mileage included in Net Sales Proceeds	46,675.44
Subtotal	66,484,232.64
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	216,619.03
Total Available Collections	**66,700,851.67**

Distribution on the Exchange Note	
(1) Total Servicing Fee	250,028.02
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.33%)	62,023.12
(3) Exchange Note Principal Distributable Amount	54,915,818.49
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	11,472,982.04
Total Distribution	**66,700,851.67**

Available Funds ABS Notes	
Total Exchange Note Payments	54,977,841.61
Reserve Account Draw Amount	0.00
Total Available Funds	**54,977,841.61**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	17,433.18
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	54,915,818.49
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	44,589.94
Total Distribution	**54,977,841.61**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	250,028.02	250,028.02	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	17,433.18	17,433.18	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	17,433.18	17,433.18	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	17,433.18	17,433.18	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	54,915,818.49	54,915,818.49	0.00
Principal Distribution Amount	54,915,818.49	54,915,818.49	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,724,749.33
Reserve Fund Amount - Beginning Balance	3,724,749.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	12,563.50
minus Net Investment Earnings	12,563.50
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,724,749.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	12,563.50
Net Investment Earnings on the Exchange Note	
Collection Account	204,055.53
Investment Earnings for the Collection Period	216,619.03

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to exercise its option under Section 5.01 of the 2021-A Servicing Supplement to purchase the 2021-A Exchange Note on July 17, 2023 (the "Redemption Date") and has deposited $10,458,592.74 into the 2021-A Exchange Note Collection Account to redeem the balance of the Class A-4 Note. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,489,899,733.86	35,662
Securitization Value beginning of Collection Period	300,033,619.31	9,633
Principal portion of lease payments	4,841,400.31	
Terminations- Early	16,297,447.72	
Terminations- Scheduled	33,293,299.05	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	483,671.41	
Securitization Value end of Collection Period	245,117,800.82	7,901
Pool Factor	16.45%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	25.29	6.34
Weighted Average Seasoning (months)	13.33	35.53
Aggregate Base Residual Value	1,003,544,881.25	220,576,087.58
Cumulative Turn-in Ratio		26.34%
Proportion of base prepayment assumption realized life to date		86.86%
Actual lifetime prepayment speed		0.78%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	242,696,218.24	7,840	99.01%
31-60 Days Delinquent	1,468,514.06	37	0.60%
61-90 Days Delinquent	776,139.95	20	0.32%
91-120 Days Delinquent	176,928.57	4	0.07%
Total	245,117,800.82	7,901	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.389%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	309,710.67	12	25,343,423.92	698
Liquidation Proceeds	262,124.44		23,001,620.92	
Recoveries	344,864.40		3,247,439.61	
Principal Net Credit Loss / (Gain)	(297,278.17)		(905,636.61)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.309)%
Prior Collection Period	0.899 %
Second Prior Collection Period	(0.681%)
Third Prior Collection Period	(0.316%)
Four Month Average	(0.352)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.061)%

Average Net Credit Loss / (Gain)   (1,297.47)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	49,764,707.51	1,720	824,246,953.15	27,055
Sales Proceeds and Other Payments Received	59,370,144.25		977,696,567.79	
Residual Loss / (Gain)	(9,605,436.74)		(153,449,614.64)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(42.287)%
Prior Collection Period	(32.337%)
Second Prior Collection Period	(17.369%)
Third Prior Collection Period	(18.592%)
Four Month Average	(27.647)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (10.299)%

Average Residual Loss / (Gain)   (5,671.77)